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                                                                      EXHIBIT 99
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Dear Shareholder;                                              November 16, 2000


This letter is intended to update you on our recent operational and financial highlights for the quarter ended September 30, 2000.

Once again, we posted record revenue for the quarter ended September 30, 2000. We grew revenue 40% over Q2 2000 to approximately $5.6 million, a 150% increase over Q3 1999, and acquired 18 new clients during the quarter. We achieved a 62% gross margin in Q3 2000 compared to 59% in Q2 2000. We also achieved our internal budget projections for revenue, and exceeded our expectations for EBITDA loss, which was approximately ($5.3) million, or approximately $452,000 favorable to budget.

During Q3 2000, we entered into a letter of intent with Xpedior Incorporated to sell substantially all of the assets of our Santa Monica, California facility in exchange for Xpedior stock, which at the time was valued at approximately $2.0 million. As of September 30, 2000, the value of the shares had declined significantly to approximately $622,000, resulting in an approximate $1.5 million charge to earnings for the estimated loss on the sale of assets. Substantially all of the book loss was attributable to the write off of intangible assets associated with Parago's original acquisition of the assets in March 1999. The sale closed on October 20, 2000, at which time the loss increased to approximately $1.8 million due to further declines in the price of Xpedior's stock. As a result of the transaction, Parago currently holds 150,000 shares of Xpedior stock.

Also in Q3 2000, we received commitments for an additional $15 million in funds, of which we have closed $10 million, through a sale of Series D Convertible Preferred Stock to two of our existing venture capital investors. The remaining $5 million is subject to expiration of the Hart-Scott-Rodino Act waiting period and other closing conditions.

We currently have approximately 350 employees. Areas of expected headcount growth in the near future include our Research and Development and Sales organizations. We recently hired a new Executive Vice President of Sales, Steve Blum. Previously, Steve was Vice President, The Americas, for Mentor Graphics Corporation, an electronic design automation software firm with approximately $560 million in annual revenues, where he managed 250 sales and support personnel. We are delighted that Steve joined Parago.

At the end of Q3 2000, we rolled out our first upsell/cross-sell technology application, which we have branded ValueRewards(SM). ValueRewards is now part of Parago's regular product offering, and to date we have signed four clients to the program. We expect to begin seeing revenue from this exciting application in the near future.

In addition to ValueRewards, in Q3 2000 we piloted our KnowledgeCenter(TM) technology, a robust data warehousing application for analyzing promotional effectiveness. Five of our clients are currently testing the application, and we will begin marketing this product later in Q4 2000.

In November, we rolled out a new Parago web site, which we believe more effectively conveys the unique aspects of our business model and incorporates a more appealing presentation. Come see our new look at www.parago.com.
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We are currently pursuing COPC certification for our operations and customer service organizations (COPC is similar to Malcolm Baldridge's ISO 9000 but designed specifically for our type of business). We believe that COPC certification is a hallmark of a world class operation and is a competitive advantage for those who obtain it.
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November 16, 2000
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We are excited about the progress we have made in our company's short history:
we have recruited over 180 clients; we have hit all of our internal technology milestones; we have developed what we believe to be a rich product offering; and we have assembled an outstanding management team dedicated to leading the charge into fiscal 2001.

We know many of you are interested in the status of our IPO plans. We continue to talk to investment banks about our company and the best timing for a successful IPO. We will give you an update next quarter on our status.

In closing, we have never felt better about our business. We believe that our client value proposition is compelling, our technology is being well received, and our client list continues to grow.

If you would like to discuss any of our results in further detail, please do not hesitate to call any of us. Thanks for your support.

Sincerely,


/S/ STEVE SOLOMON
Steve Solomon
Chairman

/S/ KEN JOHNSEN
Ken Johnsen
President and CEO

/S/ JULI SPOTTISWOOD
Juli Spottiswood
CFO and Corporate Secretary

Forward-Looking Statements: This letter contains forward-looking statements, which involve risks and uncertainties. Accordingly, no assurances can be given that the actual events and results will not be materially different that the anticipated results described in the forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include that there can be no assurances of an initial public offering based on market conditions and suitable underwriters; implementation of Internet strategies and products; the activities of new or existing competitors; the ability to attract and retain employees and strategic partners; application of state unclaimed property or escheat laws; the availability of capital on terms acceptable to the Company; general economic conditions; and litigation costs. Investors are also directed to consider other risks and uncertainties discussed in documents we or CT Holdings, Inc. file with the Securities and Exchange Commission.